Filed Pursuant to Rule 433

Registration No. 333-158663

GWM INVESTMENT MANAGEMENT & GUIDANCE	December 2010

Market-Linked Investments are debt securities of an issuing company that are linked to one or more underlying market measures or assets. There are various types of Market-Linked Investments. Each type provides different benefits and involves different investment risks. Market-Linked Investments can provide you with exposure to a variety of market measures and assets. Market-Linked Investments can also potentially reduce some of the risks associated with market declines or enhance the potential returns of your investment, subject to the risks summarized below.

Merrill Lynch distributes a Market Downside Protected Market-Linked Investment under the name of “MITTS®.” If you hold this type of security until it matures, you will be repaid your principal, plus a potential return based on the performance of the underlying market measure or asset, up to a predetermined specified cap and subject to the credit risk of the issuer.

  Key Implications

■  Understanding Market Downside Protected Investments: The returns on Market Downside Protected Investments are linked to the performance of one or more underlying market measures or assets, such as an equity index, stock, interest rate, currency or commodity. Market Downside Protected Investments give you the opportunity to participate in potential gains from the performance of the underlying market measure or asset up to a specified cap, while providing full or partial protection of your original investment at maturity against any decreases in the underlying market measure or asset. Any downside protection or positive returns are subject to the credit risk of the company issuing the Market-Linked Investment.

■  Market Downside Protection in a Portfolio:

Overall, Market Downside Protected Investments may be a good investment for investors with a time horizon of at least one year who wish to implement a particular market view to help meet their financial goals, but who are concerned that market movements may result in more downside risk than they are willing to bear.

■   Risks of Market Downside Protected Investments: While there are a number of benefits for including Market Downside Protected Investments, like MITTS, in your investment strategy, you should also be aware of the risks, which include the following:

—  Credit risk of the issuer

—  The terms of the Market Downside Protected Investment may protect only a portion of the principal invested against market declines

—  Capped upside

—  Provides potentially lower returns than bonds or other traditional debt securities

—  Limited liquidity in the secondary market and no assurance of liquidity

—  Uncertain tax consequences

This publication is part of a series that discusses the common types of Market-Linked Investments that are available to investors. For an overview of Market-Linked Investments, please see the publication Market-Linked Investments.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and other subsidiaries of Bank of America Corporation.

Investment products provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

MLPF&S is a registered broker-dealer, Member SIPC and a wholly owned subsidiary of Bank of America Corporation.

© 2010 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

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Understanding Market Downside

Protected Investments

Market Downside Protected Investments are often issued in the form of bonds of the issuing company. They are unsecured debt of the issuing company and are not backed by FDIC insurance. Market Downside Protected Investments are designed to combine the upside potential of a variety of market measures or assets while protecting your principal investment against negative movements in those market measures or assets.

Market Downside Protected Investments offer you both the opportunity to benefit from gains in market measures and assets that may not be readily available through traditional investments and the benefit of the issuer’s promise to repay all or most of the amount that you invested, which is protected at maturity (subject to credit risk), regardless of how the underlying market measure or asset performs.

Market Downside Protected Investments generally have a maturity of one to seven years. Instead of periodic interest payments, these investments provide you with exposure to the appreciation, if any, of a specific market measure or asset (e.g., the S&P 500® Index) over the life of the investment. In exchange for the benefit of having some or all of the principal invested protected at maturity against market declines, your potential return in the investment may be capped at a maximum level. In other words, if subject to a cap, this investment will limit the return that you receive if the performance of the underlying market measure or asset exceeds the cap.

By design, Market Downside Protected Investments focus on minimizing downside risk from market movements. As with any debt security, all payments due on Market Downside Protected Investments, including the repayment of principal at maturity, are subject to the issuer’s credit risk.

The graph that follows shows the hypothetical payout profile at maturity of a Market Downside Protected Investment linked to the S&P 500® Index that provides you with 1-to-1 upside exposure at maturity to any increase in the level of the S&P 500® Index after five years. This hypothetical investment is fully protected against any decrease in the level of the S&P 500® Index, and has a cap on the return of 60% over the original offering price. This graph is illustrative only, and is not indicative of the actual returns on any Market Downside Protected Investment.

Hypothetical Payout Profile of Market Downside

Protected Investment at Maturity

As shown in the graph above:

■  If the level of the S&P 500® Index decreases from the date of issuance, the issuer is obligated to repay the principal of the investment in full at maturity. However, unlike the above hypothetical example, some Market Downside Protected Investments provide only partial downside protection at maturity.

■  If the level of the S&P 500® Index has increased by 60% or less from the date of the investment’s issuance to its five-year maturity, the issuer will repay the principal of the investment in full at maturity, plus a return on investment based on that increase on a 1-to-1 basis. In other words, if the level of the S&P 500® Index has increased by 60% in five years, your return on investment will be 60%. If the level of the S&P 500® Index has increased by 5% at maturity, your return on investment will be 5%.

■  If the level of the S&P 500® Index has increased by more than 60%, the issuer will repay the principal of the investment in full at maturity, plus a return on investment of 60%. Your return on this investment will not exceed 60% regardless of how well the S&P 500® Index performs over the term of the investment.

The terms of the above Market Downside Protected Investment obligate the issuer to repay at least the principal amount of the investment when it matures, regardless of how the S&P 500® Index performs. As with any debt security, all payments due on Market Downside Protected Investments, including repayment of principal at maturity, are subject to the issuer’s ability to make the required payments when due. Investors are subject to the issuer’s credit risk, and the required payment, if any, may not be paid if the issuer files for bankruptcy or is unable to satisfy its liabilities.

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Market Downside Protection in a Portfolio

Overall, Market Downside Protected Investments may be a good investment option for investors with a time horizon of at least one year who wish to implement a particular market view to help meet their financial goals as part of an overall portfolio strategy, but are concerned that market movements may result in more downside risk than they are willing to bear.

These investments focus on minimizing loss of the original investment if the underlying market measure or asset performs poorly. In exchange for the benefit of having the principal amount of the investment paid, even if the levels of the relevant underlying asset decline, your potential return in the investment may be capped, limiting the return that you receive if the performance of the underlying market measure or asset exceeds the cap. In the case of an equity-linked investment, the investor in a Market Downside Protected Investment will also not be entitled to receive any benefit from any dividends paid on the applicable stocks.

You may sell a Market Downside Protected Investment before its maturity date. Depending on market conditions, you may receive less than your principal investment. The price at which you may be able to sell a Market Downside Protected Investment in the secondary market may not reflect the value of that investment if held to maturity, and you may not be able to realize any positive gains in the performance of the underlying market measure if you sell your investment before its maturity date. In many cases, the secondary market for an offering may be limited or non-existent and can reduce the price you receive.

The following examples help to illustrate the use of Market Downside Protected Investments in a portfolio:

Investor 1:

An investor with a long-term investment horizon wants to build wealth through an investment in equity securities, but is concerned about market risk. To help mitigate downside risk from market movements while participating in the potential upside in the market, a portion of the investor’s current equity exposure could be invested in a Market Downside Protected Investment linked to an equity market measure. This investment strategy has the potential to address both the investor’s concern about market downturns and the investor’s long-term objective of achieving capital growth. The investor assumes the credit risk of the relevant issuer, and forgoes potential returns above the maximum return.

Investor 2:

An investor with a long-term investment horizon has a diversified portfolio with a large allocation to fixed income investments. The investor would like to add equities to this portfolio and reduce the fixed income allocation, but is concerned about the downside risks of investing in equities. Adding an equity-linked Market Downside Protected Investment to this portfolio would have the benefit of adding equity exposure, while mitigating downside market risk. Similar to Investor 1, Investor 2 assumes the credit risk of the relevant issuer, and forgoes potential returns above the maximum return.

Important Note:

You should keep in mind other important considerations of Market-Linked Investments. In addition to investment risks, you should note that, unlike dividend-paying stocks, Market Downside Protected Investments do not usually generate current income. Further, unlike stocks traded on an exchange, the secondary market for a Market-Linked Investment is less liquid, and you may not be able to sell the investment before its maturity date.

Risks of Market Downside Protected Investments

While there are a number of benefits to including Market Downside Protected Investments in your investment strategy, you should also be aware of the risks. Some of these risks include:

■  Credit risk. Any payments due on Market-Linked Investments, including Market Downside Protected Investments, are subject to the credit risk of the issuing company. The issuing company may be unable to make required payments if it files for bankruptcy or is unable to satisfy its liabilities. As a result, you could lose your entire investment, even if the underlying market measure or asset performs well. Negative changes in the issuing company’s credit ratings may also decrease the market value of a Market-Linked Investment.

■  Potential for loss of some of the principal invested. Some Market Downside Protected Investments do not necessarily obligate the issuer to pay 100% of the principal invested at maturity. For example, an investment may entitle the investor to only 95% of the principal amount if the level of the underlying market measure or asset declines. For these types of investments, you will lose a

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portion of your investment if the underlying market measure or asset does not perform as expected.

■  Potentially lower returns than bonds or other traditional debt securities. Your investment return, if any, may be less than the return of a bond or traditional debt security of the same issuer with a comparable maturity.

■  Limited secondary market liquidity. You may not be able to sell your Market-Linked Investment before its maturity date. If you sell the Market-Linked Investment in the secondary market, you may receive less than you paid for it.

■  Tax consequences. U.S. holders will recognize any gains as ordinary interest income. Even if Market Downside Protected Investments do not pay a coupon, U.S. holders in taxable accounts will be required to report original issue discount or interest income based on a “comparable yield” with respect to the Market Downside Protected Investments. Please consult your tax advisor before investing.

■   Conflicts of interest. Merrill Lynch earns compensation for distributing and developing Market-Linked Investments, and may engage in trading or hedging activities for its own account, which may result in profits or losses to it. Additionally, the issuer, such as Bank of America, will receive proceeds from the offering.

Consult Your Financial Advisor

to Learn More

Together with your Financial Advisor as your essential partner, you can determine which of the many Market Downside Protected Investments and other offerings can be implemented as part of your portfolio, based on your risk tolerance and investment objectives, liquidity needs, income requirements, time horizon, long-term goals and other investment criteria.

IMPORTANT NOTICE: Various issuers, including Bank of America Corporation, have filed registration statements, including prospectuses, with the Securities and Exchange Commission (“SEC”) for the potential offerings to which this communication relates, and which are available to clients of Merrill Lynch. Before investing, you should carefully read these and other documents filed with the SEC for more complete information about the particular issuer and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch will arrange to send you these documents relating to any of these offerings if you so request by calling Merrill Lynch toll-free 1-866-500-5408.

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